For period ending June 30, 2008         Exhibit 77Q1

File number 811-21328

The Board of Trustees (Board) of the Trust duly adopted the following resolutions at a Board meeting held on March 6, 2008.

RESOLVED, that pursuant to Article VIII, Section 1 of the By-Laws, the following amendment to the By-Laws of the SMA Relationship Trust, as described at this Meeting, be, and it hereby is approved:
The second paragraph of Article II, Section 5 of the By-Laws is hereby replaced in its entirety by the following:
When any shareholders meeting is adjourned to another time or place, written notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless after the adjournment, a new record date is fixed for the adjourned meeting, or unless the adjournment is for more than sixty (60) days after the date of the original meeting, in which case, the Board of Trustees shall set a new record date as provided in Article V, Section 4 of the Declaration of Trust and give written notice to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Article II, Sections 3 and 4 of the By-Laws.  At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.